Filed Pursuant to Rule 424(b)(7)
Registration No. 333-207668

Calculation of Registration Fee

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	110,461,782	$23.54	$2,600,270,348.28	$261,847.22

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The price per share and aggregate offering price are based on the average of the high and low price of the Registrant’s common stock on October 27, 2015, as reported on the New York Stock Exchange.

(2)	This filing fee is calculated and being paid pursuant to Rule 457(r) of the Securities Act of 1933 and relates to the registration statement on Form S-3 (File No. 333-207668) filed by Citizens Financial Group, Inc. on October 29, 2015.

110,461,782 SHARES

COMMON STOCK

The selling stockholder named in this prospectus supplement is offering 110,461,782 shares of common stock of Citizens Financial Group, Inc. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CFG.” On October 30, 2015, the closing sales price of our common stock as reported on the NYSE was $24.30 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement and in our other filings with the Securities and Exchange Commission incorporated by reference in this prospectus supplement or the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

The underwriters have agreed to purchase the shares of common stock from the selling stockholder at a price equal to $23.38 per share, which will result in $2.583 billion of proceeds to the selling stockholder before expenses, subject to the terms and conditions in the underwriting agreement among the underwriters, the selling stockholder and us.

The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices, subject to their right to reject any order in whole or in part. See “Underwriting.”

The underwriters expect to deliver the shares of common stock to purchasers on November 3 , 2015.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	BofA Merrill Lynch	Citigroup	J.P. Morgan

October 29, 2015

Prospectus Supplement

Prospectus

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholder nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. The selling stockholder and the underwriters are not offering to sell, nor seeking offers to buy, shares of our common stock in any jurisdiction where an offer or sale is not permitted.

You should assume that the information appearing or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any

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information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

For investors outside of the United States, neither we nor the selling stockholder has done anything that would permit the offering, possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering, possession or the distribution of this prospectus supplement outside of the United States.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated October 29, 2015, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission (the “SEC”) before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in this prospectus supplement or in the accompanying prospectus) the statement in the document having the later date modifies or supersedes the earlier statement.

Unless otherwise stated in this prospectus supplement or accompanying prospectus or the context otherwise requires, the terms “CFG,” “we,” “us,” and “our” refer to Citizens Financial Group, Inc. together with its consolidated subsidiaries, “RBS” means The Royal Bank of Scotland Group plc and the “RBS Group” means RBS together with its subsidiaries (other than CFG).

Within this prospectus supplement, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Nothing in the data used or derived from third-party sources should be construed as advice. The SNL Financial LC, or SNL Financial, data included in this prospectus supplement excludes all non-retail bank holding companies. The scope of “non-retail banks” is subject to the discretion of SNL Financial, but typically includes: industrial bank and non-depository trust charters, institutions with over 20% brokered deposits (of total deposits), institutions with over 20% credit card loans (of total loans), institutions deemed not to broadly participate in the banking services market and other non-retail competitor banks. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe these external sources and estimates are reliable, but have not independently verified them.

Percentage changes, per share amounts, and ratios presented in this prospectus supplement are calculated using whole dollars.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein carefully, including the section entitled “Risk Factors” and the financial statements and the related notes incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us or on our behalf, before you decide to invest in shares of our common stock.

Citizens Financial Group, Inc.

We were the 13th largest retail bank holding company in the United States as of June 30, 2015, according to SNL Financial, with $137.3 billion of total assets. Headquartered in Providence, Rhode Island, we deliver a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. We conduct our banking operations through our two wholly-owned banking subsidiaries, Citizens Bank, N.A. and Citizens Bank of Pennsylvania.

We operate our business through two operating segments: Consumer Banking and Commercial Banking. In Consumer Banking, Citizens helps its retail customers “bank better” with mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,200 ATMs and approximately 1,200 Citizens Bank branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Citizens also provides mortgage lending, auto lending, student lending and commercial banking services in select markets nationwide. In Commercial Banking, Citizens offers corporate, institutional and not-for-profit clients a full range of wholesale banking products and services including lending and deposits, capital markets, treasury services, foreign exchange and interest hedging, leasing and asset finance, specialty finance and trade finance.

For a description of our business, financial condition, results of operations and other important information regarding CFG, we refer you to our filings with SEC incorporated by reference in this prospectus supplement or the accompanying prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

We are subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Our principal executive offices are located at One Citizens Plaza in Providence, Rhode Island, and our telephone number is (401) 456-7000.

Recent Developments

On October 23, 2015, we announced our preliminary results for the quarter ended September 30, 2015. Such financial results are included in our Current Report on Form 8-K filed with the SEC on October 29, 2015 (the “Q3 Form 8-K”) and are incorporated by reference in this prospectus supplement. The financial results included in the Q3 Form 8-K are preliminary and may change as a result of the completion of our financial closing procedures or any adjustments that may result from the completion of the review of our consolidated financial statements. Accordingly, these unaudited results may materially differ from the actual results that will be reflected in our consolidated financial statements for the quarter ended September 30, 2015, when they are completed and publicly filed with the SEC on our Quarterly Report for the quarter ended September 30, 2015. The Q3 Form 8-K should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and the notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2015 (the “Q2 2015 Form 10-Q”), each incorporated by reference in this prospectus supplement.

THE OFFERING

The offering	110,461,782 shares of common stock offered by the selling stockholder.

Common stock outstanding	527,636,510 shares.

Use of proceeds	We will not receive any proceeds from the sale of common stock in the offering; the selling stockholder will receive all of the proceeds from the sale of shares of our common stock.

Dividend policy	On October 27, 2014, we announced the initiation of a quarterly cash dividend on our common stock and on November 20, 2014, February 19, 2015, May 19, 2015 and August 17, 2015, we paid dividends to each of our common stockholders of $0.10 per share, or $0.40 per share on an annualized basis. In addition, on October 22, 2015, we declared a dividend of $0.10 per share payable on November 19, 2015 to our common stockholders of record on November 5, 2015. On March 11, 2015, we received a notice of non-objection from the Federal Reserve Board to our 2015 Capital Plan submitted to the Federal Reserve Board on January 5, 2015 (the “2015 Capital Plan”), which includes a proposed quarterly dividend rate of $0.10 per share, or $0.40 per share on an annualized basis, for 2015.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Selling stockholder	Prior to the completion of this offering, RBS beneficially owns approximately 20.9% of our outstanding shares of common stock. Upon completion of this offering, RBS will no longer beneficially own any shares of our common stock. Because upon the completion of this offering, RBS will cease to own 4.99% of our shares of common stock, the separation agreement we entered into with RBS in connection with our initial public offering (the “Separation Agreement”) will terminate immediately, other than certain provisions that will survive indefinitely. Accordingly, RBS has advised us that it expects its designee to resign from our board of directors effective upon the consummation of this offering. Further, upon the consummation of this offering, RBS will no longer have the right to (i) nominate a director to our board of directors and (ii) have a non-voting observer attend our board meetings.

Listing	Our common stock is listed on the NYSE under the symbol “CFG.”

Unless we specifically state otherwise, all share information in this prospectus (i) is based on 527,636,510 shares outstanding as of September 30, 2015 and (ii) does not take into account:

•	3,363,665 shares of common stock underlying CFG equity awards outstanding as of September 30, 2015; or

•	60,893,195 shares of common stock that may be granted under our equity compensation plans (including our employee stock purchase plan) as of September 30, 2015.

RISK FACTORS

We are subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business and we design risk management processes to help manage these risks. Our success is dependent on our ability to identify, understand and manage the risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, credit risk, market risk, liquidity risk, operational risk, model risk, technology, regulatory and legal risk and strategic and reputational risk. We discuss our principal risk management processes and, in appropriate places, related historical performance in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” section in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement.

You should carefully consider the following risk factors that may affect our business, financial condition and results of operations, as well as the other information set forth and incorporated by reference in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business

We may not be able to successfully execute our strategic plan or achieve our performance targets.

Our strategic plan, which we began to implement in the second half of 2013, involves four principal elements: (a) increasing revenue in both Consumer Banking and Commercial Banking; (b) enhancing cost reduction efforts across the company; (c) leveraging capital actions aimed at better aligning our capital structure with those of regional bank peers; and (d) the beneficial impact of a rising interest rate environment on our asset-sensitive balance sheet. Our future success and the value of our stock will depend, in part, on our ability to effectively implement our strategic plan. There are risks and uncertainties, many of which are not within our control, associated with each element of our plan discussed further below.

In addition, certain of our key initiatives require regulatory approval, which may not be obtained on a timely basis, if at all. Moreover, even if we do obtain required regulatory approval, it may be conditioned on certain organizational changes, such as those discussed below, that could reduce the profitability of those initiatives.

Revenue Generation Component of Strategic Plan, Assumptions and Associated Risks. Our plans to increase revenue involve reallocating resources toward businesses that will further increase and diversify our revenue base, including by prudently growing higher-return earning assets, identifying and capitalizing on more fee income opportunities and selectively expanding our balance sheet through increased loan origination volume principally in mortgage, small business and auto. Our revenue growth plans are based on a number of assumptions, many of which involve factors that are outside our control. Our key assumptions include:

•	that we will be able to attract and retain the requisite number of skilled and qualified personnel required to increase our loan origination volume in mortgage, business banking, auto, wealth, mid-corporate and specialty verticals. The marketplace for skilled personnel is competitive, which means hiring, training and retaining skilled personnel is costly and challenging and we may not be able to increase the number of our loan professionals sufficiently to achieve our loan origination targets successfully;

•	that we will be able to grow higher-return earning assets with acceptable risk performance and increase fee income in part by means of increased management discipline, industry focus, expansion of target markets, focus on higher-return yielding assets and increased origination efforts;

•	that we will be able to successfully identify and purchase high-quality interest-earning assets that perform over time in accordance with our projected models;

•	that we will be able to fund asset growth by growing deposits with our cost of funds increasing at a rate consistent with our expectations;

•	that our expansion into specialized industries, as well as our efforts to expand nationally in the mid-corporate space, will not materially alter our risk profile from existing business operations in ways that our existing risk models cannot effectively or accurately model;

•	that there will be no material change in competitive dynamics, including as a result of our seeking to increase market share and enter into new markets (as discussed below, we operate in a highly competitive industry and any change in our ability to retain deposits or attract new customers in line with our current expectations would adversely affect our ability to grow our revenue);

•	that the foot traffic in our branches, on which certain sales and marketing efforts are focused, does not significantly decrease more than expected as a result of technological advances; and

•	that software we have recently licensed and implemented throughout our business, including an automated loan origination platform, will function consistent with our expectations.

If one or more of our assumptions prove incorrect, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Cost Savings and Efficiency Component of Strategic Plan and Associated Risks. In order for us to execute our strategic plan successfully, we must continue to pursue a number of cost reduction and efficiency improvement initiatives, including streamlining processes, reducing redundancy and improving cost structures, which we believe will allow us to reduce overall expenses. There may be unanticipated difficulties in implementing our efficiency initiatives, and while we achieved our targeted cost savings for 2014, there can be no assurance that we will fully realize our target expense reductions, or be able to sustain any annual cost savings achieved by our efficiency initiative. Reducing costs may prove difficult in light of our efforts to continue to establish and maintain our stand-alone operational and infrastructural capabilities as a banking institution fully separate from the RBS Group, including our rebranding efforts associated with our separation from the RBS Group. Reducing our structural costs also may be difficult as a result of our efforts to continue to invest in technology and people in order to make further organizational improvements in risk management and various other policies and procedures in order to comply with increased guidance and new regulations and requirements imposed by our regulators. In addition, any significant unanticipated or unusual charges, provisions or impairments, including as a result of any ongoing legal and regulatory proceedings or industry regulatory changes, would adversely affect our ability to reduce our cost structure in any particular period. If we are unable to reduce our cost structure as we anticipate, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Reduction of Our Common Equity Tier 1 Ratio. Our strategic plan requires us to complete capital initiatives that would result in a lower overall Basel III common equity Tier 1 (“CET1”) ratio. Because our capital structure is subject to extensive regulatory scrutiny, including under the Federal Reserve Board’s CCAR process, and because CET1 is used in calculating risk-based capital ratios, we may not be able to consummate the capital initiatives required to bring our CET1 ratio in line with our expectations. This could prevent us from achieving our return on average tangible common equity (“ROTCE”) targets. For more information about risks relating to our ability to obtain the requisite approval from the Federal Reserve Board, see “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-

imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Rising Interest Rate Environment. Our earnings are dependent to a large extent on our net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Net interest income growth has been challenged by the relatively persistent low interest rate environment, which continued through 2014 and is continuing through 2015. Our strategic plan includes assumptions about rising interest rates in the coming periods. However, interest rates are highly sensitive to numerous factors which are beyond the control of our management, and they have not, in recent periods, increased in line with our expectations. If the current low interest rate environment were to continue or if interest rates do not rise as much or as quickly as we expect, then we may not be able to achieve our ROTCE or other targets. For further information about our interest rate sensitivity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement.

In addition to the four principal elements of our strategic plan, we also anticipate that our ROTCE will be affected by a number of additional factors. We anticipate a benefit to our ROTCE from runoff of our non-core portfolio and existing pay-fixed interest rate swaps, which we expect will be offset by the negative impact on our ROTCE of some deterioration in the credit environment as they return to historical levels and a decline in gains on investments in securities. We do not control many aspects of these factors (or others) and actual results could differ from our expectations materially, which could impair our ability to achieve our strategic ROTCE goals.

Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.

As a result of and in addition to new legislation aimed at regulatory reform, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and the increased capital and liquidity requirements introduced by the U.S. implementation of the Basel III framework (the capital components of which have become effective), the federal banking agencies (the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”) and the Federal Deposit Insurance Corporation (the “FDIC”)), as well as the Consumer Financial Protection Bureau (the “CFPB”), generally are taking a more stringent approach to supervising and regulating financial institutions and financial products and services over which they exercise their respective supervisory authorities. We, our two banking subsidiaries and our products and services are all subject to greater supervisory scrutiny and enhanced supervisory requirements and expectations and face significant challenges in meeting them. We expect to continue to face greater supervisory scrutiny and enhanced supervisory requirements in the foreseeable future.

Our two banking subsidiaries are currently subject to consent orders issued in 2013 by the OCC and the FDIC in connection with their findings of deceptive marketing and implementation of some of our checking account and funds transfer products and services. Among other things, the consent orders require us to remedy deficiencies and develop stronger compliance controls, policies and procedures. We have made progress and continue to make progress in addressing these requirements, but the consent orders remain in place and we are unable to predict when they may be terminated. We and our banking subsidiaries are also currently subject to consent orders issued in 2015 by the CFPB, the OCC and the FDIC in connection with past deposit reconciliation practices and under which the regulators will have to approve a remediation and restitution plan for affected customers. CBNA is also making improvements to its compliance management systems, fair lending compliance, risk management, add-on product practices and overdraft fees in order to address deficiencies in those areas. CBPA is making improvements to address deficiencies in its overdraft fees, add-on product practices, third-party payment processor activities, oversight of third-party service providers, compliance program, policies, procedures and training, information security, consumer complaints process and anti-money laundering controls. In addition, one of our banking subsidiaries expects to face shortly a formal administrative enforcement action from its federal supervisory agency, including the assessment of civil monetary penalties and restitution, relating to identity theft and debt cancellation add-on product practices. These efforts require us to make investments in additional resources and systems and also require a significant commitment of managerial time and attention.

In March 2014, the OCC communicated its determination that CBNA does not meet the condition—namely, that CBNA must be both well capitalized and well managed, as those terms are defined in applicable regulations, based on certain minimum capital ratios and supervisory ratings, respectively—necessary to own a financial subsidiary. A financial subsidiary is permitted to engage in a range of activities, similar to those of a financial holding company, that is broader than those permissible for a national bank itself. CBNA has two financial subsidiaries, Citizens Securities, Inc., a registered broker-dealer, and RBS Citizens Insurance Agency, Inc., a dormant entity, although it continues to collect commissions on certain outstanding insurance policies. CBNA has entered into an agreement with the OCC (the “OCC Agreement”) pursuant to which it was required to develop a remediation plan, which was submitted to the OCC, setting forth the specific actions it will take to bring itself back into compliance with the condition to own a financial subsidiary and the schedule for achieving that objective. Until CBNA addresses the deficiencies to the OCC’s satisfaction, CBNA will be subject to restrictions on its ability to acquire control of or hold an interest in any new financial subsidiary and to commence new activities in any existing financial subsidiary, without the prior approval of the OCC. The OCC Agreement provides that if CBNA fails to remediate the deficiencies, it may have to divest itself of its financial subsidiaries and comply with any additional limitations or conditions on its conduct as the OCC may impose. CBNA was required to develop a plan and has implemented a comprehensive enterprise-wide program to address these deficiencies, through which, we believe, many have already been addressed.

We are also required to make improvements to our overall compliance and operational risk management programs and practices in order to comply with enhanced supervisory requirements and expectations and to address weaknesses in retail credit risk management, liquidity risk management, model risk management, outsourcing and vendor risk management and related oversight and monitoring practices and tools. Our and our banking subsidiaries’ consumer compliance program and controls also require improvement, particularly with respect to deposit reconciliation processes, fair lending and mortgage servicing. In addition to all of the foregoing, as part of our and our banking subsidiaries’ regular examination process, from time to time we and our banking subsidiaries may become, and currently are, subject to prudential restrictions on our activities. The restrictions that apply to CBNA are described above. Similarly, under the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), currently we may not be able to engage in certain categories of new activities or acquire shares or control of other companies other than in connection with internal reorganizations.

In order to remedy these weaknesses and meet these regulatory and supervisory challenges, we need to make substantial improvements to our compliance, risk management and other processes, systems and controls. We expect to continue to dedicate significant resources and managerial time and attention and to make significant investments in enhanced compliance, risk management and other processes, systems and controls. We also expect to make restitution payments to our banking subsidiaries’ customers, which could be significant, arising from certain of the consumer compliance deficiencies and product practices described above and to pay civil money penalties in connection with certain of these deficiencies and product practices. We have established reserves in respect of these future payments, but the amounts that we are ultimately obligated to pay could be in excess of our reserves.

The remediation efforts and other matters described above will increase our operational costs and may limit our ability to implement aspects of our strategic plan or otherwise pursue certain business opportunities. Moreover, if we are unsuccessful in remedying these weaknesses and meeting the enhanced supervisory requirements and expectations that apply to us and our banking subsidiaries, we could remain subject to existing restrictions or become subject to additional restrictions on our activities, informal (nonpublic) or formal (public) supervisory actions or public enforcement actions, including the payment of civil money penalties. Any such actions or restrictions, if and in whatever manner imposed, would likely increase our costs and could limit our ability to implement our strategic plans and expand our business, and as a result could have a material adverse effect on our business, financial condition or results of operations.

A continuation of the current low interest rate environment or subsequent movements in interest rates may have an adverse effect on our profitability.

Net interest income historically has been, and in the near-to-medium term we anticipate that it will remain, a significant component of our total revenue. This is due to the fact that a high percentage of our assets and liabilities have been and will likely continue to be in the form of interest-bearing or interest-related instruments. Our net interest income was $1.7 billion for the six months ended June 30, 2015, $3.3 billion for the year ended December 31, 2014 and $3.1 billion for the year ended December 31, 2013. Changes in interest rates can have a material effect on many areas of our business, including the following:

Net Interest Income. In recent years, it has been the policy of the Federal Reserve Board and the U.S. Treasury to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. As a result, yields on securities we have purchased, and market rates on the loans we have originated, have been at levels lower than were available prior to 2008. Consequently, the average yield on our interest-earning assets has decreased during the low interest rate environment. If a low interest rate environment persists, our net interest income may further decrease. This would be the case because our ability to lower our interest expense has been limited at these interest rate levels, while the average yield on our interest-earning assets has continued to decrease. Moreover, as interest rates begin to increase, if our floating rate interest-earning assets do not reprice faster than our interest-bearing liabilities in a rising rate environment, our net interest income could be adversely affected. If our net interest income decreases, this could have an adverse effect on our profitability.

Deposit Costs. As interest rates increase, our net interest margin would narrow if our cost of funding increases without a correlative increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits. This could occur, for instance, if we are faced with competitive pressures to increase rates on deposits. In addition, if the interest rates we are required to pay for other sources of funding (for example, in the interbank or capital markets) increases, our cost of funding would increase. If any of the foregoing risks occurs, our net interest margin could narrow. Although our assets currently reprice faster than our liabilities (which would result in a benefit to net interest income as interest rates rise), the benefit from rising rates could be less than we assume, which may have an adverse effect on our profitability.

Loan Volume and Delinquency. Increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of our loans.

Value of Our Mortgage Servicing Rights. As a residential mortgage servicer, we have a portfolio of mortgage servicing rights (“MSRs”). MSRs are subject to interest rate risk in that their fair value will fluctuate as a result of changes in the interest rate environment. When interest rates fall, borrowers are generally more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of MSRs can decrease. A decrease in the fair value below the carrying value of MSRs will reduce earnings in the period in which the decrease occurs.

We cannot control or predict with certainty changes in interest rates. Global, national, regional and local economic conditions, competitive pressures and the policies of regulatory authorities, including monetary policies of the Federal Reserve Board, affect interest income and interest expense. Although we have policies and procedures designed to manage the risks associated with changes in market interest rates, as further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement, changes in interest rates still may have an adverse effect on our profitability.

If our assumptions regarding borrower behavior are wrong or overall economic conditions are significantly different than we anticipate, then our risk mitigation may be insufficient to protect against interest rate risk and our net income would be adversely affected.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of our Board, which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business.

A key cornerstone of our strategic plan involves the hiring of a large number of highly skilled and qualified personnel. Accordingly, our ability to implement our strategic plan and our future success depends on our ability to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have a material adverse effect on our business, financial condition and results of operations.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. For example, in June 2010, the Federal Reserve Board and other federal banking regulators jointly issued comprehensive final guidance designed to ensure that incentive compensation policies do not undermine the safety and soundness of banking organizations by encouraging employees to take imprudent risks. The recent financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

In addition to complying with U.S. laws relating to compensation, we may also be required to comply with certain United Kingdom (“UK”) and European Union (“EU”) remuneration requirements for a period of time following completion of this offering until the UK Prudential Regulation Authority confirms that it no longer considers RBS Group to control us.

Our ability to meet our obligations, and the cost of funds to do so, depend on our ability to access sources of liquidity and the particular sources available to us.

Liquidity risk is the risk that we will not be able to meet our obligations, including funding commitments, as they come due. This risk is inherent in our operations and can be heightened by a number of factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Like many banking groups, our reliance on customer deposits to meet a considerable portion of our funding has grown over recent years, and we continue to seek to increase the proportion of our funding represented by customer deposits. However, these deposits are subject to fluctuation due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in a significant outflow of deposits within a short period of time. To the extent that there is heavy competition among U.S. banks for retail customer deposits, this competition may increase the cost of procuring new deposits and/or retaining existing deposits, and otherwise negatively affect our ability to grow our deposit base. An inability to grow, or any material decrease in, our deposits could have a material adverse effect on our ability to satisfy our liquidity needs.

In addition, volatility in the interbank funding market can negatively affect our ability to fund our operations. For example, funding in the interbank markets, a traditional source of unsecured short-term funding, was severely disrupted throughout the global economic and financial crisis. If market disruption or significant volatility returns to the interbank or wholesale funding market, our ability to access liquidity in these funding markets could be materially impaired. Additionally, other factors outside our control, such as an operational problem that affects third parties, could impair our ability to access market liquidity or create an unforeseen outflow of cash or deposits. Our inability to access adequate funding, whether from bank deposits, the interbank funding market or the broader capital markets, would constrain our ability to make new loans, to meet our existing lending commitments and ultimately jeopardize our overall liquidity and capitalization.

Maintaining a diverse and appropriate funding strategy for our assets consistent with our wider strategic risk appetite and plan remains challenging, and any tightening of credit markets could have a material adverse impact on us. In particular, there is a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions (for example, reflected in reductions in unsecured deposits supplied by these counterparties), which may cause funding from these sources to no longer be available. Under these circumstances, we may need to seek funds from alternative sources, potentially at higher costs than has previously been the case, or may be required to consider disposals of other assets not previously identified for disposal, in order to reduce our funding commitments.

A reduction in our credit ratings, which are based on a number of factors, could have a material adverse effect on our business, financial condition and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings are based on a number of factors, including our financial strength. Other factors considered by rating agencies include conditions affecting the financial services industry generally. Any downgrade in our ratings would likely increase our borrowing costs, could limit our access to capital markets, and otherwise adversely affect our business. For example, a ratings downgrade could adversely affect our ability to sell or market in the capital markets certain of our securities, including long-term debt, engage in certain longer-term and derivatives transactions and retain our customers, particularly corporate customers who may require a minimum rating threshold in order to place funds with us. In addition, under the terms of certain of our derivatives contracts, we may be required to maintain a minimum credit rating or have to post additional collateral or terminate such contracts. Any of these results of a rating downgrade could increase our cost of funding, reduce our liquidity and have adverse effects on our business, financial condition and results of operations.

On June 22, 2012, Moody’s downgraded the long-term bank deposit rating of our banking subsidiaries to A3 following its downgrade of RBS on June 21, 2012. On November 11, 2013, Standard & Poor’s lowered its ratings on 20 of CBNA’s letter of credit-backed U.S. public finance issues. This action followed Standard & Poor’s’ November 7, 2013 downgrade of the long-term debt of RBS to BBB+ and its simultaneous lowering of our long-term debt rating to BBB+. On November 3, 2013, Fitch downgraded our long-term debt rating to BBB+ following RBS’s announcement of its intention to fully divest us by 2016. On August 21, 2014, Fitch affirmed our long-term debt rating of BBB+, and on December 3, 2014, Fitch rated CBNA’s subordinated debt as BBB. On May 7, 2014, Standard & Poor’s lowered our stand-alone credit profile to A- from A. On February 3, 2015, Standard & Poor’s affirmed its issuer ratings of both CFG (BBB+/A-2) and CBNA (A-/A-2), while its ratings outlook for both entities remained negative. On May 14, 2015, in connection with a change in its bank rating methodology, Moody’s upgraded the long-term bank deposit rating of our banking subsidiaries to A1 and improved its ratings outlook to stable, while downgrading our banking subsidiaries’ issuer ratings to Baa1 from A3. At the same time, Moody’s affirmed the a3 baseline credit assessments of our banking subsidiaries. These ratings could be further downgraded as a result of a number of factors, such as our financial strength and economic conditions generally. Any further reductions in our credit ratings or those of our banking subsidiaries could adversely affect our access to liquidity, our competitive position, increase our funding costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks related to originating and selling mortgages and we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers, which could adversely impact our business, financial condition and results of operations.

We originate and often sell mortgage loans. When we sell mortgage loans, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our loan sale agreements require us to repurchase or substitute mortgage loans in the event of certain breaches of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, we are required to repurchase or substitute mortgage loans if we breach certain representations or warranties in connection with our securitizations, whether or not we were the originator of the loan. While in many cases we may have a remedy available against certain parties, often these may not be as broad as the remedies available to a purchaser of mortgage loans against us, and we face the further risk that such parties may not have the financial capacity to satisfy remedies that may be available to us. Therefore, if a purchaser enforces its remedies against us, we may not be able to recover our losses from third parties. We have received repurchase and indemnity demands from purchasers in the past, which have resulted in an increase in the amount of losses for repurchases. In particular, between the start of 2009 and June 30, 2015, we received approximately $165 million in repurchase demands and $99 million in indemnification payment requests in respect of loans originated, for the most part, since 2003. Of those claims presented, $95 million was paid to repurchase residential mortgages and $33 million was incurred for indemnification costs to make investors whole. We repurchased mortgage loans totaling $7 million during the six months ended June 30, 2015 and $25 million and $35 million during the years ended December 31, 2014 and 2013, respectively. We incurred no indemnification costs during the six months ended June 30, 2015 and $8 million and $12 million during the years ended December 31, 2014 and 2013, respectively. We responded to subpoenas issued by the Office of the Inspector General for the Federal Housing Authority Agency in December 2013 which requested information about loans sold to The Federal National Mortgage Association and The Federal Home Loan Mortgage Corporation from 2003 to 2011. We cannot estimate what the future level of repurchase demands will be or our ultimate exposure, and cannot give any assurance that the historical experience will or will not continue in the future. The volume of repurchase demands may increase, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks as a servicer of loans. We may be terminated as a servicer or master servicer, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.

We act as servicer or master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, we have certain contractual obligations to the securitization trusts, investors or other third parties, including, in our capacity as a servicer, foreclosing on defaulted mortgage loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure (such as loan modifications, short sales and deed-in-lieu of foreclosures), and, in our capacity as a master servicer, overseeing the servicing of mortgage loans by the servicer. Generally, our servicing obligations as a servicer or master servicer described above are set by contract, for which we receive a contractual fee. However, the costs to perform contracted-for services have been increasing, which reduces our profitability. In addition, we serve as a servicer for government sponsored enterprises (“GSEs”) under servicing guides. The GSEs can amend their servicing guides, which can increase the scope or costs of the services we are required to perform without any corresponding increase in our servicing fee. Further, the CFPB has issued two regulations that amended the mortgage servicing provisions of Regulation Z and Regulation X, which became effective on January 10, 2014 and which may further increase the scope and costs of services we are required to perform, including as it relates to servicing loans that we own. In addition, there has been a significant increase in state laws that impose additional servicing requirements that increase the scope and cost of our servicing obligations.

If we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, which can generally be given by the securitization trustee or a specified percentage of security holders, causing us to lose servicing income. In addition, we may be required to indemnify the securitization trustee against losses from any failure by us, as a servicer or master servicer, to perform our servicing obligations or any act or omission on our part that involves willful misfeasance, bad faith or gross negligence. For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we experience increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer or master servicer, or increased loss severity on such repurchases, we may have to materially increase our repurchase reserve.

We rely on the mortgage secondary market and GSEs for some of our liquidity.

We sell some of the mortgage loans we originate to reduce our credit risk and to provide funding for additional loans. We rely on GSEs to purchase loans that meet their conforming loan requirements. Strategically, we may originate and hold nonconforming loans on-balance sheet for investment purposes, or from time to time, we will rely on other capital markets investors to purchase nonconforming loans (i.e., loans that do not meet GSE requirements). A viable, consistent outlet for nonconforming loans continues to be a challenge that has impacted the liquidity in this space. Retaining nonconforming loans on balance sheet is a trend that continues. When we retain a loan not only do we keep the credit risk of the loan but we also do not receive any sale proceeds that could be used to generate new loans. However, we receive net interest margin as our income stream as loan payments are received on a monthly basis in lieu of sale proceeds. Depending on balance sheet capacity, a persistent lack of liquidity could limit our ability to fund and thus originate new mortgage loans, reducing the fees we earn from originating and servicing loans. In addition, we cannot provide assurance that GSEs will not materially limit their purchases of conforming loans due to capital constraints or change their criteria for conforming loans (e.g., maximum loan amount or borrower eligibility). We note that proposals have been presented to reform the housing finance market in the United States, including the role of the GSEs in the housing finance market. The extent, timing and impact of any such regulatory reform regarding the housing finance market and the GSEs, as well as any effect on our business and financial results, are uncertain.

We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis.

During the years prior to the global financial and economic crisis, financial institutions, including us, originated a significant number of home equity lines of credit (“HELOCs”). The terms of HELOCs generally provided for the deferral of borrowers’ obligations to begin to repay principal until a specified future date. As of June 30, 2015, approximately 23% of our $15.4 billion HELOC portfolio, or $3.5 billion in drawn balances, were subject to a payment reset or balloon payment between July 1, 2015 and December 31, 2017, including $188 million in balloon balances where full payment is due at the end of a ten-year interest-only draw period. Although we launched a program in September 2013 to manage the exposure by providing heightened outreach to borrowers, there remains a risk of increased credit losses as borrowers become obligated to make principal and interest payments. For further information regarding the expected HELOC payment shock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock” in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement.

Our financial performance may be adversely affected by deterioration in borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, where our operations are concentrated.

We have exposure to many different industries and risks arising from actual or perceived changes in credit quality and uncertainty over the recoverability of amounts due from borrowers is inherent in our businesses. Our exposure may be exacerbated by the geographic concentration of our operations, which are predominately located in the New England, Mid-Atlantic and Midwest regions. The credit quality of our borrowers may deteriorate for a number of reasons that are outside our control, including as a result of prevailing economic and market conditions and asset valuation. The trends and risks affecting borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, have caused, and in the future may cause, us to experience impairment charges, increased repurchase demands, higher costs, additional write-downs and losses and an inability to engage in routine funding transactions, which could have a material adverse effect on our business, financial condition and results of operations.

Our framework for managing risks may not be effective in mitigating risk and loss and our use of models presents risks to our risk management framework.

Our risk management framework is made up of various processes and strategies to manage our risk exposure. The framework to manage risk, including the framework’s underlying assumptions, may not be effective under all conditions and circumstances. If the risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.

One of the main types of risks inherent in our business is credit risk. An important feature of our credit risk management system is to employ an internal credit risk control system through which we identify, measure, monitor and mitigate existing and emerging credit risk of our customers. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have undertaken certain actions to enhance our credit policies and guidelines to address potential risks associated with particular industries or types of customers, as discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement. However, we may not be able to effectively implement these initiatives, or consistently follow and refine our credit risk management system. If any of the foregoing were to occur, it may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behavior. We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating such models will be adversely affected due to the inadequacy of that information. Moreover, our models may fail to predict future risk exposures if the information used in the model is incorrect, obsolete or not sufficiently comparable to actual events as they occur. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data is not at all times predictive of future developments in any particular period and the period of data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In such case, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated. For example, we experienced certain technical issues relating to our market risk measurement processes when we began incorporating trade level detail for foreign exchange contracts in 2013. Despite rigorous pilot testing of our processes, during the initial phase of implementation, our processes failed to incorporate certain positions we maintained to offset client exposure, which led to an immaterial overstatement of foreign exchange currency rate risk positions during 2013 compared to our position at year end. We have adjusted our processes and have experienced no further issues. In addition, if existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits. Finally, information we provide to our regulators based on poorly designed or implemented models could also be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our stockholders, could be affected adversely due to their perception that the quality of the models used to generate the relevant information is insufficient.

The preparation of our financial statements requires the use of estimates that may vary from actual results. Particularly, various factors may cause our allowance for loan and lease losses to increase.

The preparation of audited consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make significant estimates that affect the financial statements. Our most critical accounting estimate is the allowance for loan and lease losses. The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense and represents our estimate of incurred but unrealized losses within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan and lease losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of industry concentrations, specific credit risks, loan and lease loss experience, current loan portfolio quality, present economic, political and regulatory conditions and incurred losses inherent in the current loan portfolio.

The determination of the appropriate level of the allowance for loan and lease losses inherently involves a degree of subjectivity and requires that we make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, the stagnation of certain economic indicators that we are more susceptible to, such as unemployment and real estate values, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside our control, may require an increase in the allowance for loan and lease losses. In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require an increase in the allowance for loan and lease losses or the recognition of further loan charge-offs, based on judgments that can differ from those of our own management. In addition, if charge-offs in future periods exceed the allowance for loan and lease losses—that is, if the allowance for loan and lease losses is inadequate—we will need additional loan and lease loss provisions to increase the allowance for loan and lease losses. Should such additional provisions become necessary, they would result in a decrease in net income and capital and may have a material adverse effect on us.

We could also sustain credit losses that are significantly higher than the amount of our allowance for loan and lease losses, and therefore have an adverse impact on earnings. Higher credit losses could arise for a variety of reasons. A severe downturn in the economy would generate increased charge-offs and a need for higher reserves. In particular, a severe decrease in housing prices or spike in unemployment would cause higher losses and a larger allowance for loan and lease losses, particularly in the residential real estate secured portfolios. Within the residential real estate portfolios, we have HELOCs for which the end of draw is happening over the next two years. If there is a spike in interest rates, these customers will not only have to deal with an increased or first time principal payment but also an increase in interest payments, potentially leading to larger losses and allowance for loan and lease losses. For more information about risks related to HELOCs, see “—We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock”

in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement. While we believe that our allowance for loan and lease losses was adequate on June 30, 2015, there is no assurance that it will be sufficient to cover all incurred loan and lease credit losses, particularly if economic conditions worsen. In the event of deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our earnings.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate.

Under GAAP, we recognize at fair value: (i) financial instruments classified as held for trading or designated at fair value through profit or loss; (ii) financial assets classified as available for sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, we rely on quoted market prices. If such market prices are not available, we rely on internal valuation models that utilize observable market data and/or independent third-party pricing. For example, observable market data may not be available for certain individual financial instruments or classes of financial instruments, such as venture capital investments. In such circumstances, we utilize complex internal valuation models to establish fair value; these models require us to make assumptions, judgments and estimates regarding matters that are inherently uncertain. When practical, we supplement internal models using independent price verification in order to lessen the uncertainties in our models. These assumptions, judgments and estimates are periodically updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments may have a material adverse effect on our earnings and financial condition.

Operational risks are inherent in our businesses.

Our operations depend on our ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties.

Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by us. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on our business, applicable authorizations and licenses, reputation and results of operations.

The financial services industry, including the banking sector, is undergoing rapid technological changes as a result of competition and changes in the legal and regulatory framework, and we may not be able to compete effectively as a result of these changes.

The financial services industry, including the banking sector, is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. In addition, new, unexpected technological changes could have a disruptive effect on the way banks offer products and services. We believe our success depends, to a great extent, on our ability to use technology to offer products and services that provide convenience to customers and to create additional efficiencies in our operations. However, we may not be able to, among other things, keep up with the rapid pace of technological changes, effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to compete effectively to attract or retain new business may be impaired, and our business, financial condition or results of operations may be adversely affected.

In addition, changes in the legal and regulatory framework under which we operate require us to update our information systems to ensure compliance. Our need to review and evaluate the impact of ongoing rule proposals, final rules and implementation guidance from regulators further complicates the development and implementation of new information systems for our business. Also, recent regulatory guidance has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from our relationships with third-party technology providers. Given the significant number of ongoing regulatory reform initiatives, it is possible that we incur higher than expected information technology costs in order to comply with current and impending regulations. See “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could adversely affect how we conduct our business.

We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the Internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals extract funds directly from customers’ or our accounts using fraudulent schemes that may include Internet-based funds transfers. We have been subject to a number of e-fraud incidents historically. We have also been subject to attempts to steal sensitive customer data, such as account numbers and social security numbers, through unauthorized access to our computer systems including computer hacking. Such attacks are less frequent but could present significant reputational, legal and regulatory costs to us if successful.

Recently, there has been a series of distributed denial of service attacks on financial services companies, including us. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks are conducted to interrupt or suspend a company’s access to Internet service. The attacks can adversely affect the performance of a company’s website and in some instances prevent customers from accessing a company’s website. We are implementing certain technology protections such as Customer Profiling and Step-Up Authentication to be in compliance with the Federal Financial Institutions Examination Council (“FFIEC”) Authentication in Internet Banking Environment (“AIBE”) guidelines. However, potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. In the event that a cyber-attack is successful, our business, financial condition or results of operations may be adversely affected.

We rely heavily on communications and information systems to conduct our business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems, including due to hacking or other similar attempts to breach information technology security protocols, could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. Although we have established policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that these policies and procedures will be successful and that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We rely on third parties for the performance of a significant portion of our information technology.

We rely on third parties for the performance of a significant portion of our information technology functions and the provision of information technology and business process services. For example, (i) certain components and services relating to our online banking system rely on data communications networks operated by unaffiliated third parties, (ii) many of our applications are hosted or maintained by third parties, including our Commercial Loan System, which is hosted and maintained by Automated Financial Systems, Inc., and (iii) our core deposits system is maintained by Fidelity Information Services, Inc. In addition, we recently entered into an agreement with IBM Corporation for the provision of a wide range of information technology support services, including end user, data center, network, mainframe, storage and database services. The success of our business depends in part on the continuing ability of these (and other) third parties to perform these functions and services in a timely and satisfactory manner. If we experience a disruption in the provision of any functions or services performed by third parties, we may have difficulty in finding alternate providers on terms favorable to us and in reasonable timeframes. If these services are not performed in a satisfactory manner, we would not be able to serve our customers well. In either situation, our business could incur significant costs and be adversely affected.

We are exposed to reputational risk and the risk of damage to our brands and the brands of our affiliates.

Our success and results depend, in part, on our reputation and the strength of our brands. We are vulnerable to adverse market perception as we operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory or other investigations or actions, press speculation and negative publicity, among other factors, could damage our brands or reputation. Our brands and reputation could also be harmed if we sell products or services that do not perform as expected or customers’ expectations for the product are not satisfied.

Negative publicity could result, for example, from an allegation or determination that we have failed to comply with regulatory or legislative requirements, from failure in business continuity or performance of our information technology systems, loss of customer data or confidential information, fraudulent activities, unsatisfactory service and support levels or insufficient transparency or disclosure of information. Negative publicity adversely affecting our brands or reputation could also result from misconduct or malpractice by partners or other third parties with whom we have or have had relationships. Adverse publicity, governmental scrutiny, any pending future investigations by regulators or law enforcement agencies involving us or any of our affiliates can also have a negative impact on our reputation and business, which could adversely affect our results of operations.

Any damage to our brands or reputation could cause existing customers or other third parties to terminate their business relationships with us and potential customers or other third parties to be reluctant to do business with us. Such damage to our brands or reputation could cause disproportionate damage to our business, even if the negative publicity is factually inaccurate or unfounded. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agencies’ perceptions of us, which could make it more difficult for us to maintain our credit rating. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by unpredictable catastrophic events or terrorist attacks, and our business continuity and disaster recovery plans may not adequately protect us from serious disaster.

The occurrence of catastrophic events such as hurricanes, tropical storms, tornadoes and other large-scale catastrophes and terrorist attacks could adversely affect our business, financial condition or results of operations if a catastrophe rendered both our production data center in Rhode Island and our recovery data center in Massachusetts unusable. The distance between the data center locations (approximately 45 miles) provides diversity in resources, but not sufficient diversity in the event of a catastrophe as described above. Although we recently enhanced our disaster recovery capabilities through the completion of a new, out-of-region backup data center in North Carolina, there can be no assurance that our current disaster recovery plans and capabilities will adequately protect us from serious disaster.

Our principal communications and information systems are housed in the Rhode Island primary data center and our operations are concentrated in the New England, Mid-Atlantic and Midwest regions. If a natural disaster, severe weather, power outage or other event were to occur in New England or if we were subject to a terrorist attack that prevented us from using all or a significant portion of our communications and information systems, damaged critical infrastructure or otherwise disrupted our operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Although we have implemented disaster recovery and business continuity plans, these plans may prove inadequate in the event of a disaster or similar event that seriously compromises our information systems. We may incur substantial expenses as a result of any limitations relating to our disaster recovery and business continuity plans, which, particularly when taken together with the geographic concentration of our operations, could have a material adverse effect on our business.

An inability to realize the value of our deferred tax assets could adversely affect operating results.

Our net deferred tax assets (“DTAs”) are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available, including the impact of recent operating results, as well as potential carry-back of tax to prior years’ taxable income, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. We have determined that the DTAs are more likely than not to be realized at June 30, 2015 (except for $156 million related to state DTAs for which a valuation allowance was established). If we were to conclude that a significant portion of the DTAs were not more likely than not to be realized, the required valuation allowance could adversely affect our financial condition and results of operations.

We maintain a significant investment in projects that generate tax credits, which we may not be able to fully utilize, or, if utilized, may be subject to recapture or restructuring.

At June 30, 2015, we maintained an investment of approximately $498 million in entities for which we receive allocations of tax credits, which we utilize to offset our taxable income. We accrued $23 million for the six months ended June 30, 2015 and $26 million and $14 million in credits for the years ended December 31, 2014 and December 31, 2013, respectively. As of June 30, 2015, all tax credits have been utilized to offset taxable income. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to recapture or restructuring. Further, we may not be able to utilize any future tax credits. If we are unable to utilize our tax credits or, if our tax credits are subject to recapture or restructuring, it could have a material adverse effect on our business, financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities.

The tax laws applicable to our business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

We are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. As a public company, we are currently subject to the requirements of the Sarbanes-Oxley Act, and as a U.S. bank holding company, we are also subject to the FDIC Part 363 Annual Report rules, which incorporate certain items from the Sarbanes-Oxley Act Section 404 into the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requirements. In addition, beginning with our next annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our next annual report on Form 10-K. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to civil lawsuits filed by investors or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of such information is incorrect, then the creditworthiness of our clients and counterparties may be misrepresented, which would increase our credit risk and expose us to possible write-downs and losses.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of owned and licensed trademarks, service marks, trade names, logos and other intellectual property rights. Third parties may challenge, invalidate, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain services or other competitive harm. For example, words contained in our trademarks and trade names (including the word “Citizens”) are also found in the trade names of a significant number of third parties, including other banks. This has resulted in, and may in the future result in, challenges to our ability to use our trademarks and trade names in particular geographical areas or lines of business. Such challenges could impede our future expansion into new geographic areas or lines of business and could limit our ability to realize the full value of our trademarks and trade names. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive, could cause a diversion of resources and may not prove successful. Existing use by others of trademarks and trade names that are similar to ours could limit our ability to challenge third parties when their use of such marks or names may cause consumer confusion, negatively affect consumers’ perception of our brand and products or dilute our brand identity. In addition, certain aspects of our business and our services rely on technologies and intellectual property licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss or diminution of our intellectual property protection or the inability to obtain third party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be granted, intellectual property rights, including trademarks, that could be infringed by our services or other aspects of our business. Third parties have made, and may make, claims of infringement against us with respect to our services or business. As we continue rebranding CFG and our banking subsidiaries and expand our business, the likelihood of receiving third party challenges or claims of infringement related to our intellectual property may increase. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to such claims. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Any intellectual property related dispute or litigation could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationship with and Separation from the RBS Group

Regulatory and criminal proceedings to which the RBS Group is subject could adversely affect our business, prospects, financial condition or results of operations.

Although we do not expect RBS to remain a stockholder following completion of this offering, we may continue to be affected by certain activities undertaken by the RBS Group while we were a subsidiary. In particular, the RBS Group is a banking and financial services group that is from time to time subject to reviews, investigations and proceedings (both formal and informal) by governmental agencies and self-regulatory organizations in multiple jurisdictions. As a former affiliate of RBS, regulatory actions or criminal proceedings against other members of the RBS Group that result in adverse judgments, settlements, fines, penalties, injunctions or other remedial action may materially impact our business even where we neither participated in nor contributed to the underlying conduct giving rise to the regulatory action or criminal proceeding. For example, RBS has disclosed that it is in discussions with various governmental and regulatory authorities regarding their investigations of the RBS Group’s foreign exchange trading and sales activities, and on May 20, 2015, RBS entered into a guilty plea on an antitrust charge brought by the Criminal Division of the U.S. Department of Justice in connection with such activities. Although none of the alleged underlying conduct that is the subject of these investigations involved us, we could be subject to a number of adverse consequences in connection with RBS’ resolution of these investigations, including but not limited to potential impacts on our broker dealer, capital markets, investment advisory and trustee businesses. Any of these businesses could be impacted to the extent that our reputation is adversely affected by a finding or admission of improper conduct by RBS and/or its affiliates other than us, including with respect to the guilty plea. Whether one or more of these consequences is imposed upon us will depend on the decisions of our regulators who, in most cases, have discretion under applicable regulation whether to apply, or in the case of automatic consequences, whether to suspend or hold in abeyance the imposition of, these potential consequences. We believe that, because we were not involved in the alleged conduct at issue and we will no longer be affiliated with RBS following this offering, there is a reasonable basis for these consequences not to be imposed on us. However, the application of these consequences is at the discretion of our regulators and if such consequences were imposed, our business, prospects, financial condition or results of operations may be adversely affected. In addition, if RBS affiliates with whom we do business as swaps and other transactional counterparties were to lose their ability to engage in such businesses, we could incur costs associated with moving our business to other, non-group counterparties.

Conflicts of interest and disputes may arise between the RBS Group and us and business relationships may be terminated that could be resolved in a manner adverse to us.

Questions relating to conflicts of interest and actual disputes may arise between the RBS Group and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between the RBS Group and us could arise (even after we are no longer affiliated with RBS) include, but are not limited to, the following:

•	Transitional Services Agreement. We entered into a Transitional Services Agreement with the RBS Group for the continued provision of certain services by the RBS Group to us (including specified information technology, operations, compliance, business continuity, legal, human resources, back office and web services) and by us to the RBS Group. The services that are provided under the Transitional Services Agreement generally will continue to be provided until December 31, 2016, although certain services have already terminated or may in the future terminate prior to that time. Interruptions to or problems with services provided under the Transitional Services Agreement could result in conflicts between us and the RBS Group that increase our costs both for the processing of business and the potential remediation of disputes.

•	Commercial Matters. In addition to the agreements that we entered into as part of our separation from the RBS Group, we have certain commercial relationships with the RBS Group. The principal commercial activities include certain swap agreements and foreign exchange risk contracts with the RBS Group for the purpose of reducing our exposure to interest rate fluctuations or to meet the financing needs of our customers, as well as commercial and referral arrangements related to the provision of cash and treasury management services to mutual customers, debt capital markets transactions, underwriting of loan syndications, commercial mortgage securitization transactions, asset-backed transactions, mortgage servicing, asset finance and loan syndications, corporate credit card services and asset backed securitizations transactions. As a result of the RBS Group’s recent announcement to become a UK-centered bank with focused international capability, if we are unable to identify or execute on opportunities that offset any decrease or termination of any commercial relationships with the RBS Group, our financial results may be adversely affected. Moreover, disagreements may arise between us and the RBS Group regarding the provision or quality of any such services rendered, which may materially adversely affect this portion of our business.

Our separation from the RBS Group could adversely affect our business and profitability due to the RBS Group’s recognizable brand and reputation.

Prior to our initial public offering, as a wholly owned indirect subsidiary of RBS, we marketed our products and services using the “RBS” brand name and logo. We believe the association with the RBS Group has provided us with preferred status among certain of our customers, vendors and other persons due to the RBS Group’s globally recognized brand, perceived high-quality products and services and strong capital base and financial strength.

Our separation from the RBS Group could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. In connection with our initial public offering, we entered into a trademark license agreement pursuant to which we were granted a limited license to use certain RBS trademarks (including the “daisywheel” logo) for an initial term of five years, and, at our option, up to 10 years. We are required to obtain RBS’s permission for any use of RBS trademarks outside of the terms of our limited license. RBS is under no obligation to grant us permission for any such use, and our failure to obtain RBS’s permission for such uses may adversely impact our ability to market our products. The trademark license agreement was partially terminated when RBS ceased to beneficially own at least 50% of our capital stock. As part of such partial termination, we were required to remove the “RBS” brand name from our products and services which we completed in the third quarter of 2015. Under the agreement, we lose the right to use RBS trademarks in connection with the marketing of any product or service as we rebrand and cease using RBS trademarks in connection with such product or service, subject to certain limited exceptions. We have changed the legal names of our subsidiaries that included “RBS” and have continued operational and legal work to rebrand CFG and our banking subsidiaries. The process of changing all marketing materials, operational materials, signage, systems, and legal entities containing “RBS” to the Citizens Bank and Citizens One brand names is expected to be completed in the fourth quarter of 2015 and cost approximately $13 million, excluding any incremental advertising expense. We aligned our advertising and marketing budget to our new brand names progressively as the different legal entities completed their individual brand name changes. The shift in advertising and marketing investment was completed during the third quarter of 2015. As a result of this rebranding, some of our existing customers may choose to stop doing business with us, which could increase customer withdrawals. In addition, other potential customers may decide not to purchase our products and services because we no longer will be a part of the RBS Group. We may also receive decreased referrals of business from the RBS Group. Our separation from the RBS Group could prompt some third parties to reprice, modify or terminate their distribution or vendor relationships with us. We cannot accurately predict the effect that our separation from the RBS Group will have on our business, customers or employees.

Any failure by us to successfully replicate or replace certain functions, systems and infrastructure previously provided by the RBS Group could have a material adverse effect on us.

We will need to replicate or replace certain functions, systems and infrastructure to which we no longer have the same access as we separate from the RBS Group, including services we receive pursuant to the Transitional Services Agreement. We will also need to make infrastructure investments in order to operate without the same access to the RBS Group’s existing operational and administrative infrastructure. Any failure to successfully implement these initiatives or to do so in a timely manner could have an adverse effect on us.

We expect to make an investment of approximately $17 million in our systems to complete the migration of technological services following our separation from the RBS Group. In particular, we will complete the separation of our shared global network and where services such as corporate risk, back office and audit continue to be provided by the RBS Group, we will establish those services for CFG. These initiatives may not be completed on the expected timetable or within the expected budget and may not provide the system functionality or performance levels required to support the current and future needs of our business. Further, the systems and services provided to us by the RBS Group under the Transitional Services Agreement will need to be replaced on or before the date of the expiration of the Transitional Services Agreement. The terms on which we purchase these new systems and services, or the functionality of the systems themselves, may be inferior to those of the systems provided by the RBS Group or those available elsewhere in the market and, in relation to third-party suppliers, may be on terms that are less favorable than the terms on which services were previously provided by third parties to the RBS Group, and from which we have historically benefited and will continue to benefit during the period of the Transitional Services Agreement.

Any failure by the RBS Group to deliver the services to be provided under the Transitional Services Agreement could have a material adverse effect on our business, financial condition and results of operations.

In connection with our separation from the RBS Group, we entered into a Transitional Services Agreement with the RBS Group for the continued provision of certain services to us for a specified period. Services provided for under the Transitional Services Agreement include certain information technology, operations, compliance, business continuity, legal, human resources, back office and web services. In particular, we rely on the RBS Group to provide hosting, support and maintenance services that are critical to maintaining the level of support for the ongoing needs of our business. Although the majority of the systems run under the Transitional Services

Agreement are independent of the RBS Group’s other systems, any technical problems occurring within the RBS Group could have an adverse effect on us. As with all of our systems, interruptions to or problems with our systems and services provided under the Transitional Services Agreement or as a result of migration from the RBS Group infrastructure could cause material damage to our business and reputation. If the RBS Group fails to provide or procure the services envisaged or provide them in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

Any deterioration in national economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by national economic conditions, as well as perceptions of those conditions and future economic prospects. Changes in such economic conditions are not predictable and cannot be controlled. Adverse economic conditions that could affect us include:

•	reduced consumer spending;

•	lower wage income levels;

•	declines in the market value of residential or commercial real estate;

•	inflation or deflation;

•	fluctuations in the value of the U.S. dollar;

•	volatility in short-term and long-term interest rates and commodity prices; and

•	higher bankruptcy filings.

These scenarios could require us to charge off a higher percentage of loans and increase provision for credit losses, which would reduce our net income and otherwise have a material adverse effect on our business, financial condition and results of operations. For example, our business was significantly affected by the global economic and financial crisis that began in 2008. The falling home prices, increased rate of foreclosure and high levels of unemployment in the United States triggered significant write-downs by us and other financial institutions. These write-downs adversely impacted our financial results in material respects. Although the U.S. economy continues to recover, an interruption or reversal of this recovery would adversely affect the financial services industry and banking sector.

We operate in an industry that is highly competitive, which could result in losing business or margin declines and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry. The industry could become even more competitive as a result of reform of the financial services industry resulting from the Dodd-Frank Act and other legislative, regulatory and technological changes, as well as continued consolidation. We face aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services, including the following:

•	Non-banking financial institutions. The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures.

•	Securities firms and insurance companies. These companies, if they elect to become financial holding companies, can offer virtually any type of financial service. This may significantly change the competitive environment in which we conduct our business.

•	Competitors that have greater financial resources. Some of our larger competitors, including certain national and international banks that have a significant presence in our market area, may have greater capital and resources, higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.

As a result of these and other sources of competition, we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability and business.

Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the economic recovery in the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2014. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone, including Greece, Ireland and Portugal, to repay or refinance their debt without the assistance of third parties. As a combination of austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone and the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and stock prices began to increase. Although these trends helped to stabilize the effects of the Eurozone crisis in the first half of 2014, the underlying causes of the crisis were not completely eliminated. As a result, the financial markets relapsed toward the end of 2014. In particular, Greece’s newly elected government, which campaigned against austerity measures, has been unable to reach an acceptable solution to the country’s debt crisis with the European Union, and in June 2015, Greece failed to make a scheduled debt repayment to the International Monetary Fund, falling into arrears. Following further unsuccessful negotiations between the government of Greece and the European Union to solve the Greek debt crisis, on July 5, 2015, Greek voters rejected a bailout package submitted by the European Commission, the European Central Bank and the International Monetary Fund, and while the European Central Bank continues to extend credit to Greece, it is uncertain how long such support will last, whether Greece will receive and accept any future bailout packages and whether Greece will default on future payments. The result of continued defaults and the removal of credit support for Greek banks may cause Greece to exit the European Union, which could lead to significant economic uncertainty and abandonment of the Euro common currency, resulting in destabilization in the financial markets. Continued financial instability in Greece and in other similarly situated Eurozone countries could have a continued contagion effect on the financial markets. Stock prices in China have experienced a significant drop in the second quarter of 2015, resulting primarily from continued sell-off of shares trading in Chinese markets. The volatility has been followed by volatility in stock markets around the world, including in the United States, as well as increased turbulence in commodity markets, such as reductions in prices of crude oil. Although the Chinese government has already taken steps to halt the collapse, it is uncertain what effect such measures will have, if any. Continued sell-off and price drops in the Chinese stock markets may have a contagion effect across the financial markets. In addition, Russian intervention in Ukraine during 2014 significantly increased regional geopolitical tensions. In response to Russian actions, U.S. and European governments have imposed sanctions on a limited number of Russian individuals and business entities. The situation remains fluid with potential for further escalation of geopolitical tensions, increased severity of sanctions against Russian interests, and possible Russian counter-measures. Further economic sanctions could destabilize the economic environment and result in increased volatility. Should the economic recovery in the United States be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, developments in respect of the Russian sanctions, further turbulence in Chinese stock markets and global commodity markets or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate. If any of these factors were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Further downgrades to the U.S. government’s credit rating, or the credit rating of its securities, by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our operations, earnings and financial condition.

On August 5, 2011, Standard & Poor’s cut the U.S. government’s sovereign credit rating of long-term U.S. federal debt from AAA to AA+ while also keeping its outlook negative. Moody’s also lowered its outlook to “Negative” on August 2, 2011, and Fitch lowered its outlook to “Negative” on November 28, 2011. During 2013, both Moody’s and Standard & Poor’s revised their outlook from “Negative” to “Stable,” and on March 21, 2014, Fitch revised its outlook from “Negative” to “Stable.” Further downgrades of the U.S. government’s sovereign credit rating, and the perceived creditworthiness of U.S. government-related obligations, could negatively affect the market value of its securities in which we invest and reduce our ability to obtain funding that is collateralized by affected instruments. Such downgrades could also affect the pricing of funding when it is available. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instrumentalities would significantly exacerbate the other risks to which we are subject and any related adverse effects on our business, financial condition and results of operations.

The conditions of other financial institutions or of the financial services industry could adversely affect our operations and financial conditions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions are closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis, or key funding providers such as the Federal Home Loan Banks (“FHLBs”), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulations Governing Our Industry

As a financial holding company and a bank holding company, we are subject to comprehensive regulation that could have a material adverse effect on our business and results of operations.

As a financial holding company and a bank holding company, we are subject to comprehensive regulation, supervision and examination by the Federal Reserve Board. In addition, CBNA is subject to comprehensive regulation, supervision and examination by the OCC, and CBPA is subject to comprehensive regulation, supervision and examination by the FDIC and the PA Banking Department. Our regulators supervise us through regular examinations and other means that allow the regulators to gauge management’s ability to identify, assess and control risk in all areas of operations in a safe and sound manner and to ensure compliance with laws and regulations. In the course of their supervision and examinations, our regulators may require improvements in various areas. If we are unable to implement and maintain any required actions in a timely and effective manner, we could become subject to informal (non-public) or formal (public) supervisory actions and public enforcement orders that could lead to significant restrictions on our existing business or on our ability to engage in any new business. Such forms of supervisory action could include, without limitation, written agreements, cease and desist orders, and consent orders and may, among other things, result in restrictions on our ability to pay dividends, requirements to increase capital, restrictions on our activities, the imposition of civil monetary penalties, and enforcement of such actions through injunctions or restraining orders. We could also be required to dispose of certain assets and liabilities within a prescribed period. The terms of any such supervisory or enforcement action could have a material adverse effect on our business, financial condition and results of operations.

We are a bank holding company that has elected to become a financial holding company pursuant to the Bank Holding Company Act. Financial holding companies are allowed to engage in certain financial activities in which a bank holding company is not otherwise permitted to engage. However, to maintain financial holding company status, a bank holding company (and all of its depository institution subsidiaries) must be “well capitalized” and “well managed.” If a bank holding company ceases to meet these capital and management requirements, there are many penalties it would be faced with, including (i) the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and (ii) it may not undertake any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If a company does not return to compliance within 180 days, which period may be extended, the Federal Reserve Board may require divestiture of that company’s depository institutions. To the extent we do not meet the requirements to be a financial holding company, there could be a material adverse effect on our business, financial condition and results of operations.

We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

From time to time, bank regulatory agencies take supervisory actions that restrict or limit a financial institution’s activities and lead it to raise capital or subject it to other requirements. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. In addition, as part of our regular examination process, our and our banking subsidiaries’ respective regulators may advise us or our banking subsidiaries to operate under various restrictions as a prudential matter. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any such nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may not be able to publicly disclose these matters.

The regulatory environment in which we operate could have a material adverse effect on our business and earnings.

We are heavily regulated by bank and other regulatory agencies at the federal and state levels. This regulatory oversight is established to protect depositors, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, not security holders. Changes to statutes, regulations, rules or policies including the interpretation or implementation of statutes, regulations, rules or policies could affect us in substantial and unpredictable ways including limiting the types of financial services and other products we may offer, limiting our ability to pursue acquisitions and increasing the ability of third parties to offer competing financial services and products.

We are subject to capital adequacy and liquidity standards, and if we fail to meet these standards our financial condition and operations would be adversely affected.

We are subject to several capital adequacy and liquidity standards. To the extent that we are unable to meet these standards, our ability to make distributions of capital will be limited and we may be subject to additional supervisory actions and limitations on our activities. The capital adequacy and liquidity standards that we must meet include the following:

•	Current capital requirements. Under regulatory capital adequacy guidelines and other regulatory requirements, CFG and its banking subsidiaries must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components of qualifying capital, risk weightings and other factors. We are regulated as a bank holding company and subject to consolidated regulatory capital requirements administered by the Federal Reserve. Our banking subsidiaries are subject to similar capital requirements, administered by the OCC in the case of CBNA and by the FDIC in the case of CBPA. Failure by us or one of our banking subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.” Furthermore, a failure by our banking subsidiaries to be “well capitalized” under applicable regulatory guidelines could lead to higher FDIC assessments, and failure by us or our bank subsidiaries to be “well capitalized” could also impair our financial holding company status.

•	Basel III. The U.S. Basel III final rule and provisions in the Dodd-Frank Act, including the Collins Amendment, are increasing capital requirements for banking organizations such as us. Consistent with the Basel Committee’s Basel III capital framework, the U.S. Basel III final rule includes a new minimum ratio of CET1 capital to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of greater than 2.5% of risk-weighted assets. We have established capital ratio targets that align with U.S. regulatory expectations under fully phased-in Basel III rules. Although we currently have capital ratios that exceed these minimum levels and a strategic plan to keep them at least at these levels, failure to maintain the capital conservation buffer would result in increasingly stringent restrictions on our ability to make dividend payments and other capital distributions and pay discretionary bonuses to executive officers. As to us, the U.S. Basel III final rule began phasing in on January 1, 2015, and will become fully effective on January 1, 2019.

•	Capital Plans. We are required to submit an annual capital plan to the Federal Reserve Board. The capital plan must include an assessment of our expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of our process for assessing capital adequacy, our capital policy and a discussion of any expected changes to our business plan that are likely to have a material impact on our capital adequacy or liquidity. Based on a qualitative and quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve Board will either object to our capital plan, in whole or in part, or provide a notice of non-objection to us. If the Federal Reserve Board objects to a capital plan, we may not make any capital distribution other than those with respect to which the Federal Reserve Board has indicated its non-objection. On March 11, 2015, we received a notice of non-objection from the Federal Reserve Board to our 2015 Capital Plan. We cannot assure you that the Federal Reserve Board will not object to any future capital plan we submit.

•	Stress Tests. In addition to capital planning, we and our banking subsidiaries are subject to capital stress testing requirements imposed by the Dodd-Frank Act that will likely require us to hold more capital than the minimum requirements applicable to us. The stress testing requirements are designed to show that we can meet our capital requirements even under stressed economic conditions.

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Liquidity Coverage Ratio. The federal banking regulators also evaluate our liquidity as part of the supervisory process. In September 2014, the U.S. federal banking regulators issued a final rule with respect to the U.S. implementation of the Liquidity Coverage Ratio (“LCR”). This rule includes a modified version of the Basel Committee’s LCR in the United States, which applies to bank holding companies with more than $50 billion but less than $250 billion in total assets, and less than $10 billion in on-balance sheet foreign exposure, such as us. The modified version of the LCR differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule that begins on January 1, 2016 and ends on January 1, 2017. The Basel Committee also has finalized its Net Stable Funding Ratio (“NSFR”) rule, which is expected to be adopted in the United States and could be applicable to us.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” and “—Liquidity” in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement for further discussion of the capital adequacy and liquidity standards to which we are subject.

We could be required to act as a “source of strength” to our banking subsidiaries, which would have a material adverse effect on our business, financial condition and results of operations.

Federal Reserve Board policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. This support may be required by the Federal Reserve Board at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of CFG or our stockholders or creditors, and may include one or more of the following:

•	We may be compelled to contribute capital to our subsidiary banks, including by engaging in a public offering to raise such capital. Furthermore, any extensions of credit from us to our banking subsidiaries that are included in the relevant bank’s capital would be subordinate in right of payment to depositors and certain other indebtedness of such subsidiary banks.

•	In the event of a bank holding company’s bankruptcy, any commitment that the bank holding company had been required to make to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

•	In certain circumstances one of our banking subsidiaries could be assessed for losses incurred by the other. In addition, in the event of impairment of the capital stock of one of our banking subsidiaries, we, as our banking subsidiary’s stockholder, could be required to pay such deficiency.

We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends and other distributions by our banking subsidiaries could affect our liquidity and ability to fulfill our obligations.

As a bank holding company, we are a separate and distinct legal entity from our banking subsidiaries: CBNA and CBPA. We typically receive substantially all of our revenue from dividends from our banking subsidiaries. These dividends are the principal source of funds to pay dividends on our equity and interest and principal on our debt. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that our banking subsidiaries may pay. For example:

•	CBNA is required by federal law to obtain the prior approval of the OCC for the payment of cash dividends if the total of all dividends declared by CBNA in the calendar year is in excess of its current year net income combined with its retained net income of the two preceding years, less any required transfers to surplus (the “recent earnings test”).

•	CBNA may pay dividends only to the extent that retained net profits (as defined and interpreted by regulation), including the portion transferred to surplus, exceed bad debts (as defined by regulation).

•	CBPA may only pay dividends out of accumulated net earnings and dividends may not be declared unless surplus is at least equal to contributed capital.

•	Neither CBNA nor CBPA may pay a dividend if, in the opinion of the applicable federal regulatory agency, either is engaged in or is about to engage in an unsafe or unsound practice, which would include a dividend payment that would reduce either bank’s capital to an inadequate level.

As a result of the goodwill impairment recognized by CBNA in the second quarter of 2013, CBNA does not meet the recent earnings test and must obtain specific prior approval from the OCC before making a capital distribution. We expect the recent earnings test to remain negative through 2015. As a result, we expect that CBNA will be required through 2015 to obtain specific prior approval from the OCC before making a capital distribution. Since the goodwill impairment in 2013, the OCC has approved each request by CBNA to distribute to us up to 30% of its prior quarter after-tax net income. However, CBNA may not rely on past or current approvals as a guarantee of future approvals. Under the Pennsylvania Banking Code of 1965, as amended, CBPA is restricted from paying dividends in excess of accumulated net earnings. As of June 30, 2015, CBPA’s accumulated net earnings were $82 million. More generally, the banking agencies have significant discretion to limit or even preclude dividends, even if the statutory quantitative thresholds are satisfied.

We are and may be subject to regulatory actions that may have a material impact on our business.

We are involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. These regulatory actions involve, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief that may require changes to our business or otherwise materially impact our business. For example, in April 2013, our banking subsidiaries consented to the issuance of orders by the OCC and the FDIC (the “2013 Consent Orders”). In the 2013 Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), our banking subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank’s overdraft protection program, checking rewards programs and stop-payment process for pre-authorized recurring electronic fund transfers. Under the 2013 Consent Orders, our banking subsidiaries paid a total of $10 million in civil monetary penalties and $8 million in restitution to affected customers, agreed to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act and submit to the regulators’ periodic written progress reports regarding compliance with the 2013 Consent Orders. CBNA also agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the 2013 Consent Orders. In August 2015, we and our two banking subsidiaries consented to the issuance of orders by, and paid a total of $20.5 million in civil money penalties to, the CFPB, the OCC and the FDIC in connection with past deposit reconciliation practices in the 2008 to 2013 period (the “2015 Consent Orders”). The 2015 Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), require us and our two banking subsidiaries to develop an action plan for compliance with the orders, including remediation and restitution to affected customers, and to submit it to the regulators for approval prior to execution. In addition, one of our banking subsidiaries expects to face shortly a formal administrative enforcement action from its federal supervisory agency, including the assessment of civil monetary penalties and restitution, relating to identity theft and debt cancellation add-on product practices. For more information regarding ongoing significant regulatory actions in which we are involved and certain identified past practices and policies, for certain of which we expect to face potential formal administrative enforcement actions, see Note 13 “Commitments and Contingencies” to our unaudited interim consolidated financial statements in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement.

In regulatory actions, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual fine, penalty or other relief, conditions or restrictions, if any, may be, particularly for actions that are in their early stages of investigation. We expect to make significant restitution payments to our banking subsidiaries’ customers arising from certain of the consumer compliance issues and also expect to pay civil money penalties in connection with certain of these issues. Adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

We are and may be subject to litigation that may have a material impact on our business.

Our operations are diverse and complex and we operate in legal and regulatory environments that expose us to potentially significant litigation risk. In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution, including with respect to alleged unfair or deceptive business practices and mis-selling of certain products. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or in financial distress. In 2014, we settled legal actions alleging violations under the Fair Labor Standards Act and certain state fair wage laws. Moreover, a number of recent judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. This could increase the amount of private litigation to which we are subject. For more information regarding ongoing significant legal proceedings in which we are involved and certain identified past practices and policies for which we could face potential civil litigation, see Note 13 “Commitments and Contingencies” to our unaudited interim consolidated financial statements in our Q2 2015 Form 10-Q incorporated by reference in this prospectus supplement.

In disputes and legal proceedings, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Adverse judgments in litigation or adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

The Dodd-Frank Act has changed and will likely continue to substantially change the legal and regulatory framework under which we operate our business.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which has changed and will likely continue to substantially change the legal and regulatory framework under which we operate. The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial services industry, addressing, among other things, (i) systemic risk, (ii) capital adequacy, (iii) consumer financial protection, (iv) interchange fees, (v) mortgage lending practices, and (vi) regulation of derivatives and securities markets. A significant number of the provisions of the Dodd-Frank Act still require extensive rulemaking and interpretation by regulatory authorities. In several cases, authorities have extended implementation periods and delayed effective dates. Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and on us will not be known for an extended period of time.

The following are some of the current provisions of the Dodd-Frank Act that may affect our operations:

•	Creation of the CFPB with centralized authority for consumer protection in the banking industry.

•	New limitations on federal preemption.

•	Application of heightened capital, liquidity, single counterparty credit limits, stress testing, risk management and other enhanced prudential standards.

•	Changes to the assessment base for deposit insurance premiums.

•	Creation of a new framework for the regulation of over-the-counter derivatives and new regulations for the securitization market and the strengthening of the regulatory oversight of securities and capital markets by the SEC.

Some of these and other major changes under the Dodd-Frank Act could materially impact the profitability of our business, the value of assets we hold or the collateral available for coverage under our loans, require changes to our business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

The Dodd-Frank Act’s provisions and related rules that restrict bank interchange fees may negatively impact our revenues and earnings.

Pursuant to the Dodd-Frank Act, the Federal Reserve Board adopted rules effective October 1, 2011, limiting the interchange fees that may be charged with respect to electronic debit transactions. Interchange fees, or “swipe” fees, are charges that merchants pay to us and other credit card companies and card-issuing banks for processing electronic payment transactions. Since taking effect, these limitations have reduced our debit card interchange revenues and have created meaningful compliance costs. Additional limits may further reduce our debit card interchange revenues and create additional compliance costs.

The CFPB’s residential mortgage regulations could adversely affect our business, financial condition or results of operations.

The CFPB finalized a number of significant rules that will impact nearly every aspect of the lifecycle of a residential mortgage. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new “reasonable ability to repay” test and identify whether a loan meets a new definition for a “qualified mortgage,” (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence, (iii) comply with additional restrictions on mortgage loan originator compensation, and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for “higher priced mortgage loans.” These new rules create operational and strategic challenges for us, as we are both a mortgage originator and a servicer. For example, business models for cost, pricing, delivery, compensation and risk management will need to be reevaluated and potentially revised, perhaps substantially. Additionally, programming changes and enhancements to systems will be necessary to comply with the new rules. We also expect additional rulemaking affecting our residential mortgage business to be forthcoming. These rules and any other new regulatory requirements promulgated by the CFPB and state regulatory authorities could require changes to our business, in addition to the changes we have been required to make thus far. Such changes would result in increased compliance costs and potential changes to our product offerings, which would have an adverse effect on the revenue derived from such business.

The Dodd-Frank Act’s consumer protection regulations could adversely affect our business, financial condition or results of operations.

The Federal Reserve Board enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. Prior to the enactment of these regulations, our overdraft and insufficient funds fees represented a significant amount of noninterest fees. Since taking effect on July 1, 2010, the fees received by us for automated overdraft payment services have decreased, thereby adversely impacting our noninterest income. Complying with these regulations has resulted in increased operational costs for us, which may continue to rise. The actual impact of these regulations in future periods could vary due to a variety of factors, including changes in customer behavior, economic conditions and other factors, which could adversely affect our business, financial condition or results of operations. The CFPB has since then published additional studies of overdraft practices and has announced that it is considering enacting further regulations regarding overdrafts and related services.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB is authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. We expect increased oversight of financial services products by the CFPB, which is likely to affect our operations. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices (“UDAAP”). The review of products and practices to prevent UDAAP is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties.

In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations, and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief and/or monetary penalties. The Dodd-Frank Act and accompanying regulations, including regulations to be promulgated by the CFPB, are being phased in over time, and while some regulations have been promulgated, many others have not yet been proposed or finalized. For example, the CFPB has announced that it is considering new rules regarding debt collection practices, and has proposed new regulations of prepaid accounts and proposed amendments to its regulations implementing the Home Mortgage Disclosure Act. We cannot predict the terms of all of the final regulations, their intended consequences or how such regulations will affect us or our industry.

The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Compliance with anti-money laundering and anti-terrorism financing rules involve significant cost and effort.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and poses significant technical challenges. Although we believe our current policies and procedures are sufficient to comply with applicable rules and regulations, we cannot guarantee that our anti-money laundering and anti-terrorism financing policies and procedures completely prevent situations of money laundering or terrorism financing. Any such failure events may have severe consequences, including sanctions, fines and reputational consequences, which could have a material adverse effect on our business, financial condition or results of operations.

We may become subject to more stringent regulatory requirements and activity restrictions, or have to restructure, if the Federal Reserve Board and FDIC determine that our resolution plan is not credible.

Federal Reserve Board and FDIC regulations require bank holding companies with more than $50 billion in assets to submit resolution plans that, in the event of material financial distress or failure, establish the rapid, orderly and systemically safe liquidation of the company under the U.S. Bankruptcy Code. Insured depository institutions with more than $50 billion in assets must submit to the FDIC a resolution plan whereby they can be resolved in a manner that is orderly and that ensures that depositors will receive access to insured funds within certain required timeframes. If the Federal Reserve Board and the FDIC jointly determine that the resolution plan of a company is not credible, and the company fails to cure the deficiencies in a timely manner, then the Federal Reserve Board and the FDIC may jointly impose on the company, or on any of its subsidiaries, more stringent capital, leverage or liquidity requirements or restrictions on growth, activities or operations, or require the divestment of certain assets or operations. If the Federal Reserve Board and the FDIC determine that our resolution plan is not credible or would not facilitate our orderly resolution under the U.S. Bankruptcy Code, we could become subject to more stringent regulatory requirements or business restrictions, or have to divest certain of our assets or businesses. Any such measures could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Common Stock

Our stock price may be volatile, and you could lose all or part of your investment as a result.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section, and other factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or the quarterly financial results of companies perceived to be similar to us;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	fluctuations in the market valuations of companies perceived by investors to be comparable to us;

•	future sales of our common stock;

•	additions or departures of members of our senior management or other key personnel;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations and other dynamics.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend and a distraction to management.

We may not pay cash dividends on our common stock.

Although we have paid and intend to pay future dividends to our stockholders, we have no obligation to do so and may change our dividend policy at any time without notice to our stockholders. Holders of our common stock are only entitled to receive such cash dividends as our Board may declare out of funds legally available for such payments. Any decision to declare and pay dividends will be dependent on a variety of factors, including our financial condition, earnings, legal requirements and other factors that our Board deems relevant, as well as obtaining applicable regulatory consents and approvals as described under “Business—Regulation and Supervision” in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference in this prospectus supplement, including the CCAR process. In addition, our ability to pay dividends may be limited by covenants of any future indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. In addition, since we are a holding company with no significant assets other than the capital stock of our banking subsidiaries, we depend upon dividends from our banking subsidiaries for substantially all of our income. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our banking subsidiaries. The ability of our banking subsidiaries to pay dividends to us is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and our banking subsidiaries, which limit the amount that may be paid as dividends without prior regulatory approval. See “—We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends and other distributions by our banking subsidiaries could affect our liquidity and ability to fulfill our obligations” included elsewhere in this “Risk Factors” section and “Business—Regulation and Supervision” in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference in this prospectus supplement.

“Anti-takeover” provisions and the regulations to which we are subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.

We are a bank holding company incorporated in the state of Delaware. Anti-takeover provisions in Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws, as well as regulatory approvals that would be required under federal law, could make it more difficult for a third party to take control of us and may prevent stockholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount that stockholders might get if we are sold.

These provisions include the following:

•	the sole ability of our Board to fill a director vacancy on our Board;

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting the stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent; and

•	the ability of our Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board.

Further, following the completion of this offering, the approval of holders of at least 75% of the shares entitled to vote generally or a majority of the Board will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated bylaws.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be determined to be beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in our best interest and that of our stockholders.

Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, any related free writing prospectus and the documents incorporated by reference herein or therein include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in this prospectus supplement and the other documents incorporated by reference herein. You should specifically consider the numerous risks outlined under “Risk Factors,” which may include more information about factors that could cause actual results to differ materially from those described in these forward-looking statements. Other factors that might cause such a difference include, but are not limited to:

•	Negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	The rate of growth in the economy and employment levels, as well as general business and economic conditions;

•	Our ability to implement our strategic plan, including the cost savings and efficiency components, and achieve our indicative performance targets;

•	Our ability to remedy regulatory deficiencies and meet supervisory requirements and expectations;

•	Liabilities and business restrictions resulting from litigation and regulatory investigations;

•	Our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;

•	The effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	Changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	The effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	Financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks;

•	Management’s ability to identify and manage these and other risks; and

•	Any failure by us to successfully replicate or replace certain functions, systems and infrastructure provided by the RBS Group.

In addition to the above factors, we also caution that the amount and timing of any future common stock dividends or share repurchases will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

The selling stockholder is selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the common stock in the offering.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “CFG” on September 24, 2014. Prior to that time, there was no public market for our common stock. As of October 30, 2015, there were two holders of record of our common stock. This stockholder figure does not include what we estimate to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sales prices for our common stock as reported by the NYSE for the indicated periods:

	Stock Price
	High	Low
Year Ended December 31, 2014
Third Quarter Ended September 30, 2014 (from September 24, 2014)	$23.57	$21.35
Fourth Quarter Ended December 31, 2014	$25.60	$21.47
Year Ending December 31, 2015
First Quarter	$25.84	$22.67
Second Quarter	$28.71	$24.03
Third Quarter	$28.18	$21.14
Fourth Quarter (through October 30, 2015)	$24.49	$22.48

The closing sale price of our common stock, as reported by the NYSE, on October 30, 2015 was $24.30.

SELLING STOCKHOLDER

RBSG International Holdings Limited is selling 110,461,782 shares of our common stock in this offering. Upon completion of this offering, RBS will no longer beneficially own any shares of our common stock. Because upon the completion of this offering, RBS will cease to own 4.99% of our shares of common stock, the Separation Agreement will terminate immediately, other than certain provisions that will survive indefinitely. Accordingly, RBS has advised us that it expects its designee to resign from our board of directors effective upon the consummation of this offering. Further, upon the consummation of this offering, RBS will no longer have the right to (i) nominate a director to our board of directors and (ii) have a non-voting observer attend our board meetings.

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2015 by the selling stockholder:

	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Common Stock Beneficially Owned	Percent
RBSG International Holdings Limited(1)	110,461,782	20.9%	110,461,782	0	0%

(1)	The shares are directly held by RBSG International Holdings Limited, a private limited company organized under the laws of the Scotland. RBSG International Holdings Limited is a wholly owned indirect subsidiary of RBS. RBS is a publicly owned company whose ordinary shares are traded on the London Stock Exchange and American Depositary Shares are traded on the NYSE. The UK Government, through HM Treasury, is the ultimate controlling party of RBS and, as of September 30, 2015, held 51.50% of the voting rights in RBS and had an economic interest of 72.88%. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. The address of the selling stockholder is c/o the Company Secretary, The Royal Bank of Scotland Group plc, PO Box 1000, RBS Gogarburn, Edinburgh EH12 1HQ.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder” purchasing our common stock in this offering, other than a non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock. For purposes of this discussion, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation (or other entity taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any state therein (or the District of Columbia); or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of federal income and estate taxation that may be relevant to a non-U.S. holder in light of its particular circumstances, does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction and does not discuss consequences resulting from the medicare tax on investment income. In addition, this discussion does not address the tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax, insurance companies, banks or other financial institutions, persons that do not hold our common stock as a capital asset, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will own our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Any dividends we pay with respect to our common stock (see “Dividend Policy”) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any dividend paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide proper certification of its eligibility for such reduced rate.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the non-U.S. holder will generally be taxed with respect to the receipt of dividends paid on our common stock in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate specified in an applicable tax treaty).

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe we are not, and do not anticipate becoming, a United States real property holding corporation.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base, the non-U.S. holder will generally be taxed with respect to such gain in the same manner as a U.S. person. Such non-U.S. holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower rate specified in an applicable tax treaty).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

FATCA Withholding Tax

Legislation enacted in 2010 (commonly known as “FATCA”) generally imposes withholding at a rate of 30% on certain payments to certain foreign entities (including financial intermediaries) of dividends on U.S. common stock, as well as of gross proceeds of dispositions occurring after December 31, 2018 of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be includible in the U.S. taxable estate of a nonresident alien decedent who owns or possesses certain powers or interests in our common stock (including through certain trusts), unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.	27,615,447
Citigroup Global Markets Inc.	27,615,445
J.P. Morgan Securities LLC	27,615,445
Merrill Lynch, Pierce, Fenner & Smith Incorporated	27,615,445
Total:	110,461,782

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

Subject to certain conditions, the underwriters have agreed to purchase the shares of common stock from the selling stockholder at a price equal to $23.38 per share, which will result in $2.583 billion of proceeds to the selling stockholder before expenses. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder.

The underwriters may receive from purchasers of the common shares nominal brokerage commissions in amounts agreed with the purchasers. The underwriters propose to offer the common shares for sale from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may effect such transactions by selling the shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or purchasers of shares for whom they may act as agents or to whom they may sell as principal. The underwriters may change the offering price and other selling terms. The difference between the price at which the underwriters purchase shares of common stock and the price at which the underwriters resell such shares of common stock may be deemed underwriting compensation.

The estimated offering expenses payable by us and the selling stockholder, exclusive of the underwriting discounts and commissions, are approximately $1,105,500. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

Our shares of common stock are listed on the NYSE under the trading symbol “CFG.”

We and all directors and officers have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending 30 days after the date of this prospectus supplement (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such other person agrees that, without the prior written consent of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions by a director or officer relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	the conversion of equity-based awards held by us or our or any of our subsidiaries’ current or former service providers, as applicable, in the form of securities of RBS (or American Depositary Shares representing such securities) into securities or equity-based awards of CFG;

•	transfers, sales, tenders or other dispositions by a director or officer of shares of our common stock or any securities convertible into shares of our common stock to a bona-fide third party pursuant to (i) a tender or exchange offer for our securities or (ii) another transaction, including, a merger, consolidation or other business combination, in each case that results in a change in control of us, provided that all of the director’s or officer’s securities subject to the restrictions described above that are not so transferred, sold, tendered or otherwise disposed of remain subject to these restrictions and that in the event that the tender offer or other transaction is not completed, such securities will continue to be subject to these restrictions;

•	any issuance or transfer of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock by us as consideration for a merger, acquisition, asset transfer or similar transaction, provided that the securities issued or transferred do not represent more than 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering and that we cause the recipient of such securities to execute and deliver a lock-up agreement; or

•	certain other customary exceptions, including sales pursuant to the underwriting agreement, issuance of shares pursuant to our incentive compensation plans described herein, establishment of any trading plan pursuant to Rule 10b5-1, the filing of one or more registration statements on Form S-8 and certain donations, charitable gifts or transfers to related parties.

The underwriters, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of Securities shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restriction set out in this prospectus supplement.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has severally agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus supplement is being delivered will be passed on for us by Davis Polk & Wardwell LLP, New York, New York, and by Cleary Gottlieb Steen  & Hamilton LLP for the underwriters.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus Supplement by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto. Other information about us may also be found in the “Investors Relations” section of our website at http://www.citizensbank.com. However, except for the information specifically incorporated by reference herein as set forth below, the information on the SEC’s website and the information on, or accessible through, our website do not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 3, 2015 (including information specifically incorporated therein by reference from our definitive proxy statement on Schedule 14A filed with the SEC on March 10, 2015);

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 filed on May 8, 2015 and August 7, 2015, respectively;

(c)	Current Reports on Form 8-K filed on February 18, 2015, March 9, 2015, March 11, 2015, March 13, 2015, March 25, 2015, April 6, 2015, May 6, 2015, July 28, 2015, September 15, 2015 and October 29, 2015; and

(d)	the description of our common stock in our registration statement on Form 8-A filed on September 19, 2014.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

Attn: Investor Relations

Tel.: (401) 456-7000

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

PURCHASE CONTRACTS

UNITS

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units that may include any of these securities or securities of other entities. We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. In addition, selling security holders may be identified in supplements to this prospectus and may offer and sell these securities from time to time.

Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus, any prospectus supplement, any related free writing prospectus, and any documents incorporated by reference herein and therein, carefully before you invest.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CFG.” We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter market. If we decide to seek the listing of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus, in our periodic reports filed from time to time with the Securities and Exchange Commission and in any applicable supplement.

The securities offered by this prospectus and any supplement will not be savings accounts, deposits or other obligations of any bank and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2015

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this prospectus or the context otherwise requires, the terms “CFG,” “we,” “us,” and “our” refer to Citizens Financial Group, Inc. together with its consolidated subsidiaries, “RBS” means The Royal Bank of Scotland Group plc and the “RBS Group” means RBS together with its subsidiaries (other than CFG).

i

CITIZENS FINANCIAL GROUP, INC.

We were the 13th largest retail bank holding company in the United States as of June 30, 2015, according to SNL Financial, with $137.3 billion of total assets. Headquartered in Providence, Rhode Island, we deliver a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. We conduct our banking operations through our two wholly-owned banking subsidiaries, Citizens Bank, N.A. and Citizens Bank of Pennsylvania.

We operate our business through two operating segments: Consumer Banking and Commercial Banking. In Consumer Banking, Citizens helps its retail customers “bank better” with mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,200 ATMs and approximately 1,200 Citizens Bank branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Citizens also provides mortgage lending, auto lending, student lending and commercial banking services in select markets nationwide. In Commercial Banking, Citizens offers corporate, institutional and not-for-profit clients a full range of wholesale banking products and services including lending and deposits, capital markets, treasury services, foreign exchange and interest hedging, leasing and asset finance, specialty finance and trade finance.

Our principal executive offices are located at One Citizens Plaza in Providence, Rhode Island, and our telephone number is (401) 456-7000.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we or any selling security holders (which would be named in a prospectus supplement, if applicable) may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling security holders may offer. Each time we or any selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto. Other information about us may also be found in the “Investors Relations” section of our website at http://www.citizensbank.com. However, except for the information specifically incorporated by reference herein as set forth below, the information on the SEC’s website and the information on, or accessible through, our website do not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 3, 2015 (including information specifically incorporated therein by reference from our definitive proxy statement on Schedule 14A filed with the SEC on March 10, 2015);

(b)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 filed on May 8, 2015 and August 7, 2015, respectively;

(c)	Current Reports on Form 8-K filed on February 18, 2015, March 9, 2015, March 11, 2015, March 13, 2015, March 25, 2015, April 6, 2015, May 6, 2015, July 28, 2015 and September 15, 2015; and

(d)	the description of our common stock in our registration statement on Form 8-A filed on September 19, 2014.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

Attn: Investor Relations

Tel.: (401) 456-7000

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, any related free writing prospectus and the documents incorporated by reference herein or therein include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in any prospectus supplement and the other documents incorporated by reference herein. You should specifically consider the numerous risks outlined under “Risk Factors,” which may include more information about factors that could cause actual results to differ materially from those described in these forward-looking statements. Other factors that might cause such a difference include, but are not limited to:

•	Negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	The rate of growth in the economy and employment levels, as well as general business and economic conditions;

•	Our ability to implement our strategic plan, including the cost savings and efficiency components, and achieve our indicative performance targets;

•	Our ability to remedy regulatory deficiencies and meet supervisory requirements and expectations;

•	Liabilities and business restrictions resulting from litigation and regulatory investigations;

•	Our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;

•	The effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	Changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	The effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	Financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks;

•	Management’s ability to identify and manage these and other risks; and

•	Any failure by us to successfully replicate or replace certain functions, systems and infrastructure provided by the RBS Group.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement and any risk factors in the applicable prospectus supplement. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by us will be used for general corporate purposes, including working capital, retirement of debt, business acquisitions or investments, and other business opportunities. We will not receive any proceeds from the sale of securities by any selling security holders.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends for the periods indicated.

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013(3)	2012	2011	2010(4)
Ratio of Earnings to Fixed Charges(1)	3.4	4.0	(5.9)	2.5	1.8	1.0
Ratio of Earnings to Fixed Charges and Preferred Dividends(1)(2)	3.4	4.0	(5.9)	2.5	1.8	1.0

(1)	For purposes of calculating the ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes but do not include dividends on preferred securities, whether or not paid, or income (loss) on discontinued operations. Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, and that portion of rent expense estimated to be representative of the interest factor.
(2)	On April 6, 2015, we issued 250,000 shares of our 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value of $25.00 per share with a liquidation preference $1,000 per share (the “Series A Preferred Stock”) in a private offering exempt from the registration requirements of the Securities Act. On or prior to June 30, 2015, we had not paid dividends on any shares of preferred stock, including the Series A Preferred Stock. On October 6, 2015, we paid a cash dividend on our Series A Preferred Stock. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.
(3)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).
(4)	The deficiency for this period was $49 million.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, copies of which were filed with the SEC as exhibits to our periodic reports, and applicable law.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $25.00 per share. Unless our Board determines otherwise, we will issue all shares of capital stock in uncertificated form.

Common Stock

Common stock outstanding. As of September 30, 2015, there were 527,636,510 shares of common stock outstanding which were held of record by two stockholders. This stockholder figure does not include what we estimate to be a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. All outstanding shares of common stock are fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor.

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

As of September 30, 2015, there were 250,000 shares of our preferred stock outstanding, which consisted entirely of our 5.500% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Election and Removal of Directors. Our Board will consist of not less than five nor more than 25 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of our Board. Our Board currently has 13 members.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed, with or without cause, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on our Board and any newly created directorship may be filled only by a vote of a majority of the remaining directors in office.

Under the terms of a Separation Agreement between us and RBS, until RBS ceases to beneficially own at least 20% of our issued and outstanding common stock, RBS has the right to nominate one director to our Board, subject to election by our stockholders, and has non-voting Board observer rights in certain circumstances.

Limits on Written Consents. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Stockholder Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our Board or our chief executive officer, pursuant to a resolution adopted by a majority of our Board or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.

Super-Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and amended and restated bylaws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to effectively exercise veto power over any such amendments. Following the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) that RBS is not deemed to control us for purposes of the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), our amended and restated bylaws provide that the affirmative vote of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting as a single class, or a majority of the Board, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated bylaws.

Other Limitations on Stockholder Actions. Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our amended and restated bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice to the corporate secretary:

•	in connection with an annual meeting of stockholders, not less than 120 days nor more than 150 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business (A) no earlier than 120 days prior to the annual meeting and (B) no later than 70 days prior to the date of the meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. In order to submit a nomination for our Board, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nomination will be ineligible and will not be voted on by our stockholders.

In addition, until the earlier of the date on which RBS ceases to directly or indirectly own at least 4.99% of our issued and outstanding common stock and the date on which RBS receives written notice from the Federal Reserve Board that RBS is not deemed to control us for purposes of the Bank Holding Company Act, amendments to certain of our key policies, including certain of our risk management, accounting, financial reporting, capital management, information security, corporate governance and human resources policies, require the consent of RBS.

Dissenters’ Rights of Appraisal and Payment

Under the Delaware General Corporation Law, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the Delaware General Corporation Law, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the Delaware General Corporation Law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Forum Selection

Pursuant to our amended and restated certificate of incorporation, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of RBS or any of its affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that RBS acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or its affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “CFG.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is Computershare Trust Company, N.A.

DESCRIPTION OF DEBT SECURITIES

The debt securities will constitute either senior or subordinated debt of CFG. The debt securities that are sold may be exchangeable for and/or convertible into common shares or any of the other securities that may be sold under this prospectus. The senior debt securities will be issued pursuant to a senior indenture dated October 28, 2015 (as amended and supplemented from time to time) between us and the Bank of New York Mellon, as senior debt trustee. The subordinated debt securities will be issued pursuant to a subordinated indenture dated September 28, 2012 (as amended and supplemented from time to time) between us and The Bank of New York Mellon, as subordinated debt trustee. We will include in the prospectus supplement relating to any series of senior or subordinated debt securities being offered the specific terms of such series, including the terms, if any, on which a series of senior or subordinated debt securities may be convertible into or exchangeable for other securities. In addition, the material terms of any indenture, which will govern the rights of the holders of our senior or subordinated debt securities will be set forth in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The terms of any units to be issued will be set forth in the applicable prospectus supplement.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities. We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of CFG, the trustees, the warrant agents, the unit agents or any other agent of CFG, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We and/or the selling security holders, if applicable, may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to be received by us, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. In addition, to the extent this prospectus is used by any selling security holder to resell common stock or other securities, information with respect to the selling security holder will be contained in a prospectus supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

If we and/or the selling security holders, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We and/or the selling security holders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and/or the selling security holders, if applicable, may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us and/or the selling security holders, if applicable, to indemnification by us and/or the selling security holders, if applicable, against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the NYSE under the symbol “CFG,” and certain series of debt securities outstanding on the date hereof, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange. If we decide to seek a listing of any such other securities, the related prospectus supplement will disclose the exchange on which such securities are to be listed.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.